Exhibit (a)(3)(v)

TARO PHARMACEUTICAL INDUSTRIES LTD.

(the “Company”)

In accordance with Section 318(b) of the Israeli Companies Law, 1999, and Regulation 3 of the Israeli Companies Regulations (Merger), 2000, this notice is hereby given to the Company’s creditors, if any, that the Company submitted to the Companies Registrar on April 15, 2024, a merger proposal for the merger of Libra Merger Ltd. (a private company incorporated in Israel) with and into the Company. The Company is the surviving company in the merger. The merger proposal as submitted to the Companies Registrar by the Company can be reviewed at the Registrar’s offices in Jerusalem, and in the Company’s registered office at Hakitor 14, Haifa Bay, Israel, Sunday through Thursday between 09:00 – 15:00.

Sincerely,

Taro Pharmaceutical Industries Ltd.